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LORAL
Space & Communications

           600 Third Avenue
         New York, NY 10016

      FOR IMMEDIATE RELEASE

                                                                 NEWS

                                                        Contact: Jeanette Clonan
                                                                   Tony Doumlele

                                                                  (212) 697-1105

                    LORAL COMPLETES PREFERRED EXCHANGE OFFER

                 Retires 7.2 million preferred shares, reducing fixed obligations by an additional $358 million

NEW YORK - OCTOBER 9, 2002 - Loral Space & Communications (NYSE: LOR) announced today that approximately 4.34 million shares of its 6% Series C preferred stock and approximately 2.82 million shares of its 6% Series D preferred stock were validly tendered and accepted for exchange, under an offer that expired at 11:59 p.m., New York City time, last night.

Loral is exchanging $1.92 in cash and 6.54 shares of Loral common stock for each share of its preferred stock that was accepted under the offer. In total, Loral is paying $13.7 million and issuing 46.8 million common shares, while retiring preferred shares which represent $358 million of mandatory redemption obligations and $21.5 million in annual dividends.

The preferred shares exchanged represent approximately 54 percent of the Series C preferred shares and approximately 83 percent of the Series D preferred shares outstanding at the beginning of the offer. After the exchange, approximately 3.7 million Series C and 0.6 million Series D preferred shares will remain outstanding, and there will be approximately 425 million shares of common stock outstanding.

Loral has successfully concluded several initiatives, such as this exchange offer, to reduce its leverage and increase its financial flexibility. Since the beginning of 2001, those initiatives have resulted in a reduction of more than $1 billion of the principal amount of its debt and preferred obligations.

Preferred shareholders with questions on their participation in the exchange offer should contact the company's information agent, Morrow and Co., Inc., at
(800) 607-0088. The Bank of New York is the exchange agent for the offers.

Loral Space & Communications is a high technology company that concentrates primarily on satellite manufacturing and satellite-based services. For more information, visit Loral's web site at www.loral.com.

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This document contains forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided, however, that forward-looking statements made in connection with the exchange offer for outstanding shares of Series C or Series D preferred stock, referred to above, do not fall within the provisions of Section 27A of the Securities Act or Section 21E of the Exchange Act. In addition, Loral Space & Communications Ltd. or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made by the company with the Securities and Exchange Commission, press releases or oral statements made with the approval of an authorized executive officer of the company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, which have been described in the section of the company's annual report on Form 10-K for the fiscal year ended December 31, 2001, entitled "Certain Factors That May Affect Future Results," and the company's other filings with the Securities and Exchange Commission. The reader is specifically referred to these documents.

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